Exhibit 16.1

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read the statements made under Item 4.01 (a) of the report on Form 8-K of Hanover Gold Company, Inc. Date of Report (Date of earliest event reported) December 27, 2007 and have the following comments:

We have read Item 4.01 (a) of Hanover Gold Company, Inc’s Form 8-K (above) and are in agreement with the statements contained in that item therein. We have no basis to agree or disagree with any other item or disclosure of the registrant contained therein.

Very truly yours,

DeCoria, Maichel & Teague P.S

Spokane, Washington

January 9, 2008